FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of November 2004

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . .. .

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM CANADA, AUSTRALIA, JAPAN, MALAYSIA OR ITALY

FOR IMMEDIATE RELEASE

8 November 2004

Recommended Acquisition of Abbey National plc ("Abbey") by Banco Santander Central Hispano, S.A. ("Banco Santander") - Result of First Court Hearing

Abbey is pleased to announce that on 8 November 2004 the Court sanctioned the Scheme. The Scheme still remains conditional on the confirmation by the Court of the reduction of capital which forms part of the Scheme. This Second Court Hearing is scheduled for 11 November 2004.

It is expected that the Scheme will become effective shortly after 4.30 p.m. (London time) on 12 November 2004. Dealings in Abbey Shares on the London Stock Exchange are expected to be suspended following completion of the London Stock Exchange's closing auction (and any subsequent market order extension and price monitoring extensions in relation to Abbey Shares if required). The Abbey ADS register is also expected to close at 11.30 a.m. (New York time). Abbey Shares will cease to be listed on the Official List and their admission to trading on the London Stock Exchange will be cancelled.

Upon completion of the Acquisition Abbey Shareholders will be entitled to 1 New Banco Santander Share as well as a special cash dividend of 25 pence plus 6 pence for dividend differential, totalling 31 pence, for each Abbey Share held at the Scheme Record Time.

Settlement of New Banco Santander Shares to be issued through Iberclear is expected to occur on 15 November 2004, with dealings in New Banco Santander Shares on the market of Bolsas de Valores and of New Banco Santander ADSs on the NYSE expected to commence on 16 November 2004. Abbey's special cash dividend is expected to be paid on 14 December 2004.

Capitalised terms in this announcement have the same meaning as in the Scheme document sent to Abbey Shareholders on 17 September 2004.

Enquiries

Abbey Communications
Thomas Coops	+44 207 756 5536

Abbey — Investors and Analysts
Jonathan Burgess	+44 207 756 4182

Abbey — Media Relations
Christina Mills Matthew Young	+44 207 756 4212 +44 207 756 4232

Brunswick
Susan Gilchrist	+44 20 7396 5301

Morgan Stanley
Simon Robey Caroline Silver William Chalmers	+44 207 425 5555 +44 207 425 5555 +44 207 425 5555

Joint Brokers to Abbey
Lehman Brothers	UBS Investment Bank
Stephen Pull +44 207 102 1000	Tim Waddell	+44 207 567 8000
Charles King +44 207 102 1000	Christopher Smith	+44 207 567 8000

The availability of the Acquisition to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Morgan Stanley & Co. Limited is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Morgan Stanley & Co. Limited nor for providing advice in relation to the Acquisition, or any matter referred to herein.

Lehman Brothers is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of Lehman Brothers nor for providing advice in relation to the Acquisition, or any matter referred to herein.

UBS Investment Bank is acting exclusively for Abbey and for no one else in connection with the Acquisition, will not regard any other person as a client in relation to the Acquisition and will not be responsible to anyone other than Abbey for providing the protections afforded to clients of UBS Investment Bank nor for providing advice in relation to the Acquisition, or any matter referred to herein.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The New Banco Santander Shares will only be distributed to existing Abbey Shareholders. The New Banco Santander Shares to be issued to Abbey Shareholders under the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, Australia, Japan, Malaysia or Italy and no regulatory clearances in respect of the registration of New Banco Santander Shares have been, or will be, applied for in any jurisdiction (other than as set out in the following paragraph). In the United States, the New Banco Santander Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. Under applicable US securities laws, Abbey Shareholders and holders of Abbey ADSs who are affiliates of Abbey prior to, or will be affiliates of Banco Santander after, the Effective Date will be subject to certain U.S. transfer restrictions relating to the New Banco Santander Shares and the New Banco Santander ADSs received in connection with the Scheme.

The provincial securities laws in all provinces of Canada, other than Quebec, require the first trade in the New Banco Santander Shares to be made through an exchange or a market outside of Canada or to a person or company outside of Canada or otherwise on a prospectus exempt basis under such laws. In addition, when selling the shares, holders resident in a province of Canada other than Quebec must use a dealer appropriately registered in such province or rely on an exemption from the registration requirements of such province. Banco Santander will apply for a ruling or order of the Financial Markets Authority in the Province of Quebec to exempt the first trade or resale of New Banco Santander shares issued to Abbey Shareholders resident in the Province of Quebec from the prospectus and registration requirements of Quebec securities legislation.

This is not an advertisement in the course of investment business.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Date: 8 th November 2004	By: /s/ Shaun Coles
(Authorised Signatory)